04039134

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.	**CIK # 0000314643**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K to be filed no later than July 31, 2004 FOR 7-27-04	**333-103345**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

RECD S.E.C.
JUL 27 2004

Name of Person Filing the Document
(if other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seattle, Washington, on July 27, 2004.

WASHINGTON MUTUAL MORTGAGE
SECURITIES CORP.

By: /s/ David H. Zielke
David H. Zielke
First Vice President and Counsel

PROCESSED
JUL 29 2004
THOMSON
FINANCIAL

DOCSSF1:760870.1

EXHIBIT INDEX

Exhibit

P 99.1 Certain Computational Materials Prepared by the Underwriter in Connection with Washington Mutual Mortgage Securities Corp. Washington Mutual MSC Mortgage Pass-Through Certificates, Series 2004-RA3.
(Filed separately under cover of Form SE in accordance with Rule 202 of Regulation S-T pursuant to a continuing hardship exemption).

P277 Mtge Y

Bloomberg CMO

66 <GO> WAMMS 2004-RA3 2A 6.60997% LEGAL MTY N/A

BCCOFVL77 CMO:CSTR

65 <GO> 6.871(287)57 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	7/30/04: 254,366,835 7/ 1/04: 254,366,835 factor 1.000000000000	next pay 8/25/04 (monthly) rcd date 7/31/04 (24 Delay) accrual 7/ 1/04- 7/31/04	30/360 Co created 7/ 1stProj 8/ ASSUMED col

7/30/04 **YIELD-TO-CALL**

Vary PRICE 1/32	10.0 CPR	20.0 CPR	25.0 CPR	30.0 CPR	40.0 CPR	50.0 CPR	60
102-24	6.024	5.667	5.458	5.230	4.710	4.097	
AvgLife	6.85	3.87	3.07	2.51	1.77	1.32	
Mod Dur	4.89	3.13	2.59	2.18	1.61	1.23	
DateWindow	8/04- 9/25/26c	8/04- 10/25/20c	8/04- 12/25/17c	8/04- 10/25/15c	8/04- 10/25/12c	8/04- 4/25/10m	8/04-
Spread E	+129/E	+142/E	+144/E	+142/E	+127/E	+97/E	+5

DEAL: * Information is preliminary and subject to change.

100-00 CALL Y

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE

7/30/04 Euro Spot (IMM) [30/360

3mo	6mo	9mo	-1-	-2-	-3-	-
1.77	2.00	2.21	2.43	3.14	3.63	4

Format# 1-YT